                                         Andrew Chien

                                         President

                                         USChina Channel Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

April 19, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")

Registration Statement of Form SB-2/A

Amendment #5

File number: 333-137437

Attention:       John D. Reynolds

                 Assistant Director

                 Office of Emerging Growth Companies

                 Goldie B. Walker

                 Financial Analyst

Dear Sir or Madam:

Due to the conversation with Ms. Walker, I attached the English translation of Chinese article, which published on

       http://www.uschinachannel.net/index/1

Thank you.

Sincerely Yours,

/s/Andrew Chien

                         English Translation

By the way, let us to talk the qualification of the auditing firms of public companies.

(1)

Any audit firm must be a member of PACOB

    PCOAB is an abbreviation of Public Company Accounting Oversight Board, which is created by the Sarbanes-Oxley Act of 2002, to oversee the auditors of public companies.

(2)

Due to the independence requirement of the auditing firms, the investing firms usually prohibited from doing auditing for its customers simultaneously. For examples: PASCO International Financial Securities, LLC; GREENTREE FINANCIAL GROUP, and Friedland Capital Inc are not members of PCAOB.

   (3)PCAOB has disciplinary procedures against the violation, and would not approve the membership of some firms.

    Example 1:

    On August 29, 2005, PCAOB issued a notice to disapprove of the application of United Financial CPA PC for membership. When United Financial was doing auditing for public company, RedHand International, United Financial was not a member of PCAOB. Later it was applied for, and was rejected. RedHand International was delisted eventually due to the incapable to deliver the audited financial statement on time.

http://www.pcaobus.org/Registration/Disapproval_Notices/2005/United_Financial.pdf

    Example 2:

    On November 22, PCAOB revoked the registration of Kenny Lee CPA Group, and barring its sole shareholder Kwang Lee CPA, from being an associated person of a registered public accounting firm. The reason is when Kenny Lee issued the  audited financial statement of GSL Holding ( one public Chinese company whose trading symbol is RHNL.PK now) in April of 2004, it confirmed the higher valuation of Nantong property (350370 square meters undeveloped real property)) and Haimen property (a hotel with 258241 square foot), which GSL claimed to have owned by issuing equity. The total tangible valuation of GSL Holding had increased seven times by acquired the two real estate properties. However, PCAOB considered that Kenny Lee’s failure to obtain sufficient evidence to support the acquisition, and the appraisal method of the properties was not properly and the appraisers not qualifying.

http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2005/11-22_Kenny_Lee_and_Kwang_Ho_Lee.pdf